SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 0-30391

NOTIFICATION OF LATE FILING

(Check One):  ☒ Form 10-K   ☐ Form 11-K   ☐ Form 20-F   ☐ Form 10-Q

☐ Form N-SAR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_____

PART I

REGISTRANT INFORMATION

Medis Technologies Ltd.
(Full Name of Registrant)

(Former Name if Applicable)
805 Third Avenue
(Address of Principal Executive Office (Street and Number))
New York, New York 10022
(City, State and Zip Code)
PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Medis Technologies Ltd. (the “Company”) experienced delays in completing its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) due to recent changes in the Company’s management team and their review of the Company’s operations and financial results. As a result, the Company is unable to file its Form 10–K without unreasonable effort or expense.

The Company expects to file its Form 10-K within the fifteen calendar day period following the prescribed due date of the Form 10-K.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jose Mejia	(212)	935-8484
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record impairment charges for the year ended December 31, 2008. The Company has not yet finalized its analyses of the amount of such impairment charges and cannot give a reasonable estimate of the results at this time.

Additionally, during the year ended December 31, 2008, the Company incurred costs with respect to Depreciation, Production and Facility costs, compared to none for the year ended December 31, 2007. The Company has not yet finalized its financial statements for the year ended December 31, 2008 and therefore cannot give a reasonable estimate of such costs at this time.

Medis Technologies Ltd.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2009	By:	/s/ Jose Mejia
Jose Mejia
CEO and President